FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period from March 2, 2007 to March 28, 2007

Commission File Number 000-26854

Metallica Resources Inc.

(Translation of registrant's name into English)

36 Toronto Street, Suite 1000

Toronto, Ontario M5C 2C5  CANADA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         X            Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALLICA RESOURCES INC.

By:	/s/ Bradley J. Blacketor
Name:	Bradley J. Blacketor
Title:	Vice President, Chief Financial Officer and Secretary

Date: March 28, 2007

The following exhibits are filed under this Form 6-K:

EXHIBIT A:	Notice of Record and Meeting Dates dated March 21, 2007
EXHIBIT B:	Press Release dated March 27, 2007
EXHIBIT C:	Press Release dated March 28, 2007
EXHIBIT D:	Material Change Report dated March 28, 2007
EXHIBIT E:	Audited Financial Statements – Year Ended December 31, 2006
EXHIBIT F:	Management’s Discussion and Analysis – Year Ended December 31, 2006
EXHIBIT G:	Form 13-502F1, Class 1 Reporting Issuers Participation Fee